Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement on Form S-3 and related Prospectus of Insmed Incorporated for the registration of its common stock, preferred stock, depositary shares, stock purchase contracts, warrants, debt securities, and units and to the incorporation by reference therein of our reports dated March 18, 2013, with respect to the consolidated financial statements of Insmed Incorporated and the effectiveness of internal control over financial reporting of Insmed Incorporated, included in its Annual Report on Form 10-K for the year ended December 31, 2012, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
MetroPark, New Jersey
May 23, 2013